FOR IMMEDIATE RELEASE

AutoChina International Announces Availability of Letter to Shareholders
On Its Investor Relations Website

•	Company appeals ruling from the Listing Qualifications Department of The NASDAQ Stock Market LLC (“Nasdaq”) that the Company’s securities be delisted from Nasdaq
•	Company appoints Marcum Bernstein & Pinchuk LLP (“MarcumBP”) as independent registered public accounting firm

Shijiazhuang, Hebei Province, China – September 26, 2011 – AutoChina International Limited (“AutoChina” or the “Company”) (NASDAQ: AUTC), China’s largest commercial vehicle sales, servicing, leasing, and support network, today announced that it has made available on its investor website a letter to shareholders from its Chairman and CEO, Mr. Yong Hui Li. This letter provides additional background on the Company’s efforts to file its Annual Report on Form 20-F for the year ended December 31, 2010 (“2010 Form 20-F”).

The letter is currently available at the “Investor Relations” section of AutoChina’s website, http://www.ir-site.com/autochinaintl/. Interested parties are also welcome to contact the Company or its investor relations firm to receive a copy of the letter.

AutoChina Appeals Nasdaq Delisting Ruling
AutoChina today announced that the Company has appealed the ruling by the Listing Qualifications Department of The NASDAQ Stock Market LLC that the Company’s securities be delisted from Nasdaq.

The Company requested an oral hearing to appeal the determination. In accordance with Nasdaq regulations, AutoChina expects its shares will be suspended from trading on Nasdaq on October 4, 2011, and will remain suspended until Nasdaq makes a determination on the appeal. There is no assurance that the Company will succeed in its appeal of Nasdaq’s delisting determination.

AutoChina Appoints Marcum Bernstein & Pinchuk LLP
AutoChina today announced that its Board of Directors, in consultation with and upon the recommendation of its Audit Committee, has appointed Marcum Bernstein & Pinchuk LLP (“MarcumBP”) as the Company's new independent registered public accounting firm, and has dismissed PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PwC”).

AutoChina International Ltd.	Page 2
September 26, 2011

About Marcum Bernstein & Pinchuk LLP
Marcum Bernstein & Pinchuk, a PCAOB-registered firm, provides a full range of audit and assurance, tax and transaction advisory services for clients in a variety of industries throughout the world. With offices in New York, Beijing, Hong Kong, Guangzhou, and Hangzhou, MarcumBP provides the expertise, cultural understanding and support needed to efficiently serve and advise our clients. MarcumBP currently provides services to over 30 clients in the China market. For more information please visit http://www.marcumbp.com.

About AutoChina International Limited:
AutoChina International Limited is China’s largest commercial vehicle sales, servicing, leasing, and support network.  AutoChina’s operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li.   The Company owns and operates 354 commercial vehicle financing and service centers across China; and primarily provides sales-type leasing and support services for local customers.  The Company’s website is http://www.autochinaintl.com.

Safe Harbor Statement:
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company.  Forward-looking statements are statements that are not historical facts.  Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements.  The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the commercial vehicle industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

AutoChina International Ltd.	Page 3
September 26, 2011

The information set forth herein should be read in light of such risks.  The Company does not assume any obligation to update the information contained in this press release.

CONTACT	Investor Relations
At the Company	The Equity Group Inc.
Jason Wang	Adam Prior
Chief Financial Officer	Vice President
(858) 997-0680 / jcwang@autochinaintl.com	(212) 836-9606 / aprior@equityny.com

Carolyne Yu
Account Executive
(212) 836-9610 / cyu@equityny.com